Exhibit 12.03

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Six Months
	Ended June 30,

	2013	2012
	(Dollars in Thousands)
Fixed charges, as defined:
Total Interest Charges	$46,037	$41,175
Interest applicable to rentals	2,723	2,884

Total fixed charges, as defined	$48,760	$44,059

Earnings, as defined:

Net Income	$55,202	$59,629
Add:
Provision for income taxes	44,638	36,949
Fixed charges as above	48,760	44,059

Total earnings, as defined	$148,600	$140,637

Ratio of earnings to fixed charges, as defined	3.05	3.19